SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. __)

DISCOVERY ENERGY CORP.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

25470P 102

(CUSIP Number)

Steven Webster c/o Avista Capital Partners 1000 Louisiana Street, Suite 3700 Houston, Texas 77002 (713) 328-1099

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 27, 2016

(Dates of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act by shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 25470P 102	Schedule 13D	Page 2 of 8

1	name of reporting person DEC Funding LLC
2	check the appropriate box if a member of the group	(a) ☐
(b) ☒
3	sec use only
4	source of funds AF
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Texas

number of shares beneficially owned by each reporting	7	sole voting power 0
person with	8	shared voting power 35,163,014
	9	sole dispositive power 0
	10	shared dispositive power 35,163,014

11	aggregate amount beneficially owned by each reporting person 35,163,014
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row(11) 20.1%
14	type or report person OO – limited liability company

CUSIP 25470P 102	Schedule 13D	Page 3 of 8

1	name of reporting person Steven Webster
2	check the appropriate box if a member of the group	(a) ☐
(b) ☒
3	sec use only
4	source of funds PF
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization United States

number of shares beneficially owned by each reporting	7	sole voting power 2,600,000
person with	8	shared voting power 35,163,014
	9	sole dispositive power 2,600,000
	10	shared dispositive power 35,163,014

11	aggregate amount beneficially owned by each reporting person 35,163,014
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row(11) 21.5%
14	type or report person IN

CUSIP 25470P 102	Schedule 13D	Page 4 of 8

Schedule 13D

This beneficial ownership statement on Schedule 13D (the “Statement”) is filed on behalf of DEC Funding LLC, a Texas limited liability company, and Steven Webster, an individual, and relates to the shares of Common Stock of Discovery Energy Corp., par value $0.001 per share (the “Common Stock”).

Item 1.	Security and Issuer.

Discovery Energy Corp. (the “Issuer”) is a Nevada corporation. Its principal executive offices are located at One Riverway Drive, Suite 1700, Houston, Texas 77056. This Statement relates to the shares of Common Stock as described herein.

Item 2.	Identity and Background.

(a) – (b) This filing is made on behalf of (i) DEC Funding LLC, a Texas limited liability company (“DECF”) and (ii) Steven Webster, an individual and the managing member of DECF (together with DECF, the “Reporting Persons”). The principal office address of each Reporting Person is c/o Avista Capital Partners, 1000 Louisiana Street, Suite 3700, Houston, Texas 77002.

(c)           DECF is a private limited liability company formed for the purpose of making the investment described herein. Mr. Webster is its sole manager. Mr. Webster’s principal occupation is co-managing partner and co-CEO of Avista Capital Holdings, L.P., an investment management company, with a principal business address of 1000 Louisiana Street, Suite 3700, Houston, Texas 77002.

(d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Webster is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 27, 2016 (the “Closing Date”), pursuant to a Securities Purchase Agreement dated the same date between the Issuer and DECF (the “Securities Purchase Agreement”), DECF acquired from the Issuer (a) a Senior Secured Convertible Debenture Due May 27, 2021 in the original principal amount of $3,500,000 (the “Debenture”) and (b) a warrant to purchase 13,125,000 shares of Common Stock (the “Warrant”). A more detailed description of the Securities Purchase Agreement, the Debenture, the Warrant and related agreements are set forth under Item 6 below.

The Reporting Persons funded the acquisition of the Debenture and the Warrant with funds available for investment in the amounts specified in Item 6 of this Statement. Items 4 through 6 are incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Debenture and the Warrant for investment purposes. Consistent with that purpose, the Reporting Persons have had, and may have in the future, discussions with management and the Board of Directors of the Issuer regarding the Issuer’s operations, prospects, business and financial strategies and other matters as the Reporting Persons deem relevant to their investment in the securities described in this Statement.

CUSIP 25470P 102	Schedule 13D	Page 5 of 8

Pursuant to the terms of the Securities Purchase Agreement, from the Closing Date through December 31, 2016, the Issuer will have the right, without the consent of DECF, to issue up to an additional $1,500,000 principal amount of additional Debentures in one or more additional closings, upon the same terms and conditions as the Debentures issued on the Closing Date, to additional investors (“Subsequent Purchasers”).

Pursuant to the terms of the Securities Purchase Agreement, from the Closing Date through and including the later of (a) the date which is 6 months after the date on which the Issuer certifies to DECF that the seismic data financed with the Debentures issued on the Closing Date with respect to the PEL 512 Area (as defined in the Securities Purchase Agreement) has been interpreted and that the Issuer has generated a first prospect for drilling or (b) June 30, 2017, DECF will have a right of first offer with respect to any proposed new debt or equity issuances by the Issuer, other than certain Exempt Capital Raises (as defined in the Securities Purchase Agreement), up to an aggregate amount of $20 million, at an issuance price or conversion price of $0.20 per share. If DECF elects to exercise its right of first offer, any Subsequent Purchasers will have the right, but not the obligation, to participate in such amounts as may be approved by DECF and the Issuer.

Pursuant to the terms of the Securities Purchase Agreement, DECF has the right to appoint one director to the Issuer’s Board of Directors, and the Issuer has agreed to take such actions as may be necessary to give effect to such appointment. In the event that DECF exercises its right of first offer described above to fund additional debt or equity securities of the Issuer in an amount of at least $20 million, DECF will have the right to appoint an additional two directors to the Issuer’s Board of Directors. Each director designee of DECF shall be independent within the meaning of the rules of the Nasdaq Stock Market. Until such time as DECF does not hold any Debentures, Warrants or the shares of Common Stock underlying each of them, the Issuer will take steps to cause the designees to be renominated for election at annual or special shareholder meetings at which directors are to be elected. As of the Closing Date and the date of this Statement, DECF has not exercised its right to appoint a director designee.

The Reporting Persons intend to review from time to time their investment in the Issuer and depending on such review may consider from time to time various alternative courses of action. In addition, depending on prevailing conditions from time to time, including, without limitation, price and availability of shares of Common Stock or other securities of the Issuer, future evaluations by the Reporting Persons of the business and prospects of the Issuer, regulatory requirements, other investment opportunities available to the Reporting Persons and general stock market and economic conditions, the Reporting Persons may determine to increase their investment or sell all or part of their investment in the Issuer through open-market transactions, privately negotiated transactions, an underwritten offering or otherwise. The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals regarding the Issuer or any of its securities. See Item 6 for a description the registration rights agreement by and between the Issuer and DECF.

Except as set forth in this Statement, the Reporting Persons have no plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP 25470P 102	Schedule 13D	Page 6 of 8

Item 5.	Interest in Securities of the Issuer.

(a)           Collectively, the Reporting Persons beneficially own an aggregate 37,763,014 shares of Common Stock, representing (i) 22,038,014 shares of Common Stock that may be acquired upon conversion of the Debenture (including 163,014 shares underlying interest scheduled to be paid in kind on June 30, 2016), (ii) 13,125,000 shares of Common Stock that may be acquired on exercise of the Warrant and (iii) 2,600,000 shares of Common Stock held by Mr. Webster directly, which he acquired for investment purposes in 2012 and 2015. This aggregate amount represents approximately 21.5% of the Issuer’s outstanding common stock, based upon 140,089,501 shares outstanding as of January 16, 2016, as reported on the Issuer’s most recent Quarterly Report on Form 10-Q filed on January 19, 2016, and gives effect to the conversion of the Debenture and Warrant. Because of his position as manager of DECF, Mr. Webster may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by DECF. Individually, each Reporting Person beneficially owns the aggregate number of shares of Common Stock, and approximately the percentage of the Common Stock issued and outstanding, specified in Item 11 to the cover page corresponding to such Reporting Person. The information in Item 11 of each cover page is incorporated by reference into this Item 5(a).

The Reporting Persons expressly disclaim beneficial ownership of securities beneficially owned by any other person or entity and the securities reported herein as being beneficially owned by the Reporting Persons do not include any securities beneficially owned by any other person or entity.

(b)          The information in Items 7 through 10 of each cover page is incorporated by reference into this Item 5(b).

(c)          Except for the information set forth in Item 6, which is incorporated by reference into this Item 5(c), the Reporting Persons have effected no transactions relating to the Common Stock during the past 60 days.

(d) - (e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Purchase of Debenture and Warrants

Pursuant to the terms of the Securities Purchase Agreement, which is attached as Exhibit 1 hereto and is incorporated herein by reference, on May 27, 2016, DECF purchased from the Issuer (i) the Debenture (a copy of which is attached as Exhibit 2 hereto and is incorporated herein by reference) in the original principal amount of $3,500,000, and (ii) the Warrant (a copy of which is attached as Exhibit 3 hereto and is incorporated herein by reference), for an aggregate purchase price of $3,500,000.

Under the Debenture, so long as no event of default has occurred and is continuing, interest is payable at the rate of eight percent (8%) per annum from the date of issuance. Interest will be compounded quarterly and paid in kind, added to the outstanding principal amount under the Debenture on the last day of each calendar quarter, except that the Issuer may pay interest in cash at its election upon advance written notice to DECF. The maturity date of the Debenture is May 27, 2021. The Debenture is initially convertible into Common Stock at a conversion price of $0.16 per share, subject to certain anti-dilution adjustments, including adjustments upon the issuance or deemed issuance by the Issuer of Common Stock at an effective price below the conversion price, subject to certain exceptions. The Debenture may be converted into Common Stock at any time prior to its maturity, in whole or in part, at the election of DECF. DECF has the right to require the Issuer to redeem the Debenture if there is a change of control of the Issuer, at a premium over the principal amount of the Debenture. As long as the Debenture remains outstanding, the Issuer is restricted from engaging in certain activities, including the incurrence of additional debt, the granting of liens, the amendment of its charter documents, the repurchase of its equity, the payment of dividends, the issuance of equity (subject to specified exceptions), and certain other actions, in each case without the consent of DECF. In addition to certain non-payment and non-performance events of default and bankruptcy or cross- defaults, an “event of default” shall occur under the Debenture, among other circumstances, upon the termination of the Petroleum Exploration License (as defined in the Debenture, the “License”) or upon the Issuer’s failure to certify at least 90 days prior to the required completion date for each “minimum work requirement” under the License that the Issuer has adequate funds to fulfill such requirement and that the Issuer expects to be able to fulfill such requirement, and as to other matters relating to the License as requested by DECF.

CUSIP 25470P 102	Schedule 13D	Page 7 of 8

The Warrant is initially exercisable for 13,125,000 shares of Common Stock at an exercise price of $0.20 per share, subject to certain anti-dilution adjustments, including adjustments upon the issuance or deemed issuance by the Issuer of Common Stock at an effective price below the exercise price of the Warrant, subject to certain exceptions. Simultaneously with any anti-dilution adjustment to the exercise price of the Warrant, the number of shares into which the Warrant may be exercised shall be proportionately adjusted so that the aggregate exercise price of the Warrant shall remain unchanged. The Warrant is exercisable by DECF at any time on or prior to May 27, 2019.

Guaranty and Security Agreements

The Issuer’s payment obligations under the Debenture are guaranteed by Discovery Energy SA Pty Ltd, the wholly owned subsidiary of the Issuer (the “Australian Subsidiary”) under the terms of a Deed of Guarantee and Indemnity dated May 27, 2016 between the Australian Subsidiary and DECF (the “Deed of Guarantee,” a copy of which is attached as Exhibit 4 hereto and is incorporated herein by reference).

The Issuer’s obligations under the Debenture are additionally secured by liens and security interests in all of the assets of the Issuer and the Australian Subsidiary, including a pledge of the shares in the Australian Subsidiary held by the Issuer, granted to DECF as agent for each holder of Debentures (in such capacity, the “Agent”). The security interest granted by the Australian Subsidiary excludes the License, but includes any proceeds from the License. The security interests granted by the Issuer and the Australian Subsidiary are reflected in (a) the Security Agreement dated May 27, 2016 between the Issuer and Agent; (b) the Specific Security Agreement (Shares) dated May 27, 2016 between the Australian Subsidiary and DECF, and (c) the General Security Agreement dated May 27, 2016 between the Australian Subsidiary and DECF, copies of which are attached as Exhibit 5, Exhibit 6 and Exhibit 7 hereto, respectively, and are incorporated herein by reference (collectively with the Deed of Guarantee, the “Security Documents”).

Registration Rights Agreement

The Issuer and DECF entered into a Registration Rights Agreement, dated May 27, 2016 (the “Registration Rights Agreement”, a copy of which is attached as Exhibit 8 hereto and is incorporated herein by reference). Subject to the terms and conditions of the Registration Rights Agreement, at any time beginning six months after the Closing Date, the Issuer may be required to file a resale registration statement covering the shares of Common Stock into which the Debenture may be converted or into which the Warrant may be exercised, within 30 days of receiving a notice from the holders of a majority of the securities subject to the Registration Rights Agreement. The Issuer will use its reasonable best efforts to cause the registration statement to be declared effective within 30 days of the filing date (or 90 days in the event of a review by the Securities and Exchange Commission) and to maintain its effectiveness until all such securities are sold or such securities may be resold without restriction in accordance with Rule 144 under the Securities Act of 1933, as amended. In addition, DECF is entitled to certain piggyback registration rights in the event that the Issuer intends to file a registration statement in connection with other securities, subject to certain exceptions.

Other than the Securities Purchase Agreement, the Security Documents, the Registration Rights Agreement and other agreements executed in connection therewith, none of the Reporting Persons has executed any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

The Exhibit Index is incorporated by reference into this Item 7.

CUSIP 25470P 102	Schedule 13D	Page 8 of 8

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: June 6, 2016

DEC FUNDING LLC

By:	/s/ Steven Webster
Name:	Steven Webster
Title:	Manager

STEVEN WEBSTER, Individually

/s/ Steven Webster

EXHIBIT INDEX

Exhibit 1	Securities Purchase Agreement dated as of May 27, 2016, between Discovery Energy Corp. and DEC Funding LLC (incorporated by reference to Exhibit 10.01 to the Issuer’s Current Report on Form 8-K filed on June 2, 2016).

Exhibit 2	Debenture dated May 27, 2016 (incorporated by reference to Exhibit 10.02 to the Issuer’s Current Report on Form 8-K filed on June 2, 2016).

Exhibit 3	Warrant dated May 27, 2016 (incorporated by reference to Exhibit 10.03 to the Issuer’s Current Report on Form 8-K filed on June 2, 2016).

Exhibit 4	Deed of Guarantee and Indemnity dated May 27, 2016 between Discovery Energy SA Pty Ltd and DEC Funding LLC (incorporated by reference to Exhibit 10.07 to the Issuer’s Current Report on Form 8-K filed on June 2, 2016).

Exhibit 5	Security Agreement dated May 27, 2016 between Discovery Energy Corp. and DEC Funding LLC, as agent for the secured parties (incorporated by reference to Exhibit 10.04 to the Issuer’s Current Report on Form 8-K filed on June 2, 2016).

Exhibit 6	Specific Security Agreement (Shares) dated May 27, 2016 between Discovery Energy SA Pty Ltd and DEC Funding LLC (incorporated by reference to Exhibit 10.05 to the Issuer’s Current Report on Form 8-K filed on June 2, 2016).

Exhibit 7	General Security Agreement dated May 27, 2016 between Discovery Energy SA Pty Ltd and DEC Funding LLC (incorporated by reference to Exhibit 10.06 to the Issuer’s Current Report on Form 8-K filed on June 2, 2016).

Exhibit 8	Registration Rights Agreement dated May 27, 2016 between Discovery Energy Corp. and DEC Funding LLC (incorporated by reference to Exhibit 10.08 to the Issuer’s Current Report on Form 8-K filed on June 2, 2016).

Exhibit 99	Joint Filing Agreement (filed herewith).